Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2020

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables below, which accompany this press release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0840 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2019.

First Quarter Highlights (year over year):

  Subscription revenue of R455 million ($32.3 million), up 16.5% or 11.1% on a constant currency basis
  Net subscriber additions of over 16,400 bringing the total base to over 766,000, up 11%
  Adjusted EBITDA of R155 million ($11.0 million), up 22%
  Adjusted EBITDA margin of 29.7%, up 200 basis points
  Diluted adjusted earnings per share of 10 South African cents, or 19 U.S cents per diluted ADS, up 25%

MIDRAND, South Africa--(BUSINESS WIRE)--July 31, 2019--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced financial results for its first quarter of fiscal year 2020, which ended June 30, 2019.

“MiX Telematics’ first quarter performance was a solid start to fiscal 2020. Subscription revenue grew more than 11% on a constant currency basis and adjusted EBITDA margin of 29.7% grew 200 basis points year-over-year, which was ahead of our expectations,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “With the improved momentum we started experiencing towards the end of quarter, we remain well positioned to achieve our financial objectives. The recent addition of John Granara as our Chief Financial Officer is an important step in the next phase of our growth strategy, capitalizing on our robust product portfolio and global footprint.”

Financial performance for the three months ended June 30, 2019

Subscription revenue: Subscription revenue was R455.0 million ($32.3 million), an increase of 16.5% or 11.1% on a constant currency basis compared with R390.4 million ($27.7 million) for the first quarter of fiscal year 2019. Subscription revenue benefited from an increase of 75,000 subscribers, representing an increase in subscribers of 10.8% from July 2018 to June 2019.

Total revenue: Total revenue was R521.7 million ($37.0 million), an increase of 14.2% or 8.5% on a constant currency basis compared to R456.8 million ($32.4 million) for the first quarter of fiscal year 2019. Hardware and other revenue was R66.8 million ($4.7 million), an increase of 0.5% compared to R66.4 million ($4.7 million) for the first quarter of fiscal year 2019. On a constant currency basis, hardware and other revenue decreased 6.3% year over year.

Gross margin: Gross profit was R342.8 million ($24.3 million), compared to R305.8 million ($21.7 million) for the first quarter of fiscal year 2019. Gross profit margin was 65.7%, compared to 66.9% for the first quarter of fiscal year 2019.

Operating margin: Operating profit was R81.8 million ($5.8 million), compared to R67.7 million ($4.8 million) for the first quarter of fiscal year 2019. Operating profit margin was 15.7%, compared to 14.8% for the prior year’s first quarter. Despite the lower gross margin described above, the operating margin expanded due to improved economies of scale and ongoing cost management initiatives. Operating expenses of R261.3 million ($18.6 million) increased by R23.2 million ($1.7 million) compared to the first quarter of fiscal 2019. Operating expenses represented 50.1% of revenue compared to 52.1% of revenue in the first quarter of fiscal year 2019.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R154.8 million ($11.0 million) compared to R126.4 million ($9.0 million) for the first quarter of fiscal year 2019. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2020 was 29.7%, compared to 27.7% for the first quarter of fiscal year 2019.

Profit for the period and earnings per share: Profit for the period was R66.7 million ($4.7 million), compared to R14.4 million ($1.0 million) for the first quarter of fiscal year 2019. Earnings per diluted ordinary share were 12 South African cents, compared to 2 South African cents in the first quarter of fiscal year 2019. For the first quarter of fiscal year 2020, the calculation was based on diluted weighted average ordinary shares in issue of 579.2 million compared to 586.6 million diluted weighted average ordinary shares in issue during the first quarter of fiscal year 2019.

Profit for the period included a net foreign exchange gain of R0.7 million ($0.05 million) before tax. A net foreign exchange loss of R0.2 million ($0.02 million) was recorded in the first quarter of fiscal year 2019. The Group’s effective tax rate for the quarter was 19.5%, compared to 78.7% for the first quarter of fiscal year 2019. Ignoring the impact of net foreign exchange gains and losses net of tax and share based compensation costs related to Performance Share Awards net of tax, the tax rate which is used in determining adjusted earnings below, was 29.1% compared to 28.4% in the first quarter of fiscal year 2019. The tax impact in respect of foreign exchange movements and share based compensation costs related to Performance Share Awards is set out in the reconciliation of adjusted earnings in the financial tables which accompany this press release.

On a U.S. Dollar basis, and using the June 30, 2019 exchange rate of R14.0840 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $4.7 million, or 20 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R60.6 million ($4.3 million), compared to R48.7 million ($3.5 million) for the first quarter of fiscal year 2019 and excludes a net foreign exchange gain of R0.7 million ($0.05 million). During the first quarter of fiscal year 2019, a net foreign exchange loss of R0.2 million ($0.02 million) was recorded. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 10 South African cents, compared to 8 South African cents in the prior year comparative period.

On a U.S. Dollar basis, and using the June 30, 2019 exchange rate of R14.0840 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $4.3 million, or 19 U.S. cents per diluted ADS.

Statement of financial position and cash flow: At June 30, 2019, the Group had R323.9 million ($23.0 million) of net cash and cash equivalents, compared to R353.2 million ($25.1 million) at March 31, 2019. The Group generated R90.9 million ($6.5 million) in net cash from operating activities for the three months ended June 30, 2019 and invested R80.0 million ($5.7 million) in capital expenditures during the quarter, including investments in in-vehicle devices of R51.8 million ($3.7 million), leading to positive free cash flow, a non-IFRS measure, of R10.9 million ($0.8 million) for the first quarter of fiscal year 2020, compared with negative free cash flow of R55.5 million ($3.9 million) for the first quarter of fiscal year 2019. The Group utilized R25.2 million ($1.8 million) in financing activities in the first quarter of fiscal 2020, which included the capital repayment of lease liabilities of R2.9 million ($0.2 million) and dividends paid of R22.3 million ($1.6 million). The Group utilized R19.1 million ($1.4 million) in financing activities in the first quarter of fiscal 2019. The cash utilized in financing activities in the first quarter of fiscal 2019 included the capital repayment of lease liabilities of R2.2 million ($0.2 million) and dividends paid of R16.9 million ($1.2 million).

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R14.2275 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of July 29, 2019.

Based on information as of today, August 1, 2019, for the second quarter of fiscal year 2020 the Group expects subscription revenue to be in the range of R465 million to R471 million ($32.7 million to $33.1 million) which would represent subscription revenue growth of 10.7% to 12.1% compared to the second quarter of fiscal year 2019. On a constant currency basis, this would represent subscription revenue growth of 10.4% to 11.8%.

The Group is maintaining its previously issued financial guidance for the full 2020 fiscal year:

  Subscription revenue - R1,935 million to R1,955 million ($136.0 million to $137.4 million), which would represent subscription revenue growth of 14.3% to 15.5% compared to fiscal year 2019. On a constant currency basis, this would represent subscription revenue growth of 12.8% to 14.0%.
  Total revenue - R2,182 million to R2,212 million ($153.4 million to $155.5 million), which would represent revenue growth of 10.4% to 12.0% compared to fiscal year 2019. On a constant currency basis, this would represent revenue growth of 8.9% to 10.5%.
  Adjusted EBITDA - R680 million to R701 million ($47.8 million to $49.3 million), which would represent an increase in Adjusted EBITDA of 12.8% to 16.3% compared to fiscal year 2019.
  Adjusted earnings per diluted ordinary share of 45.1 to 50.2 South African cents based on 585 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 79.2 to 88.2 U.S. cents.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2020 fiscal year of R14.3000 per $1.00.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Group’s external auditors. The Group’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Group provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Group’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” section complies with the disclosure requirements of paragraph 8.38 of the JSE Listings Requirements, which addresses profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

As a NYSE listed company, we have adopted a quarterly reporting policy. As a result of such quarterly reporting the Group is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on Thursday, August 1, 2019 to discuss the Group’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Group’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-887-451-6152 (within the United States) or 0-800-983-831 (within South Africa) or +1-201-389-0879 (outside of the United States). The conference ID is 13692610.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13692610.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 766,000 assets in more than 120 countries. The Group’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Mexico, Australia, Romania, Thailand and the United Arab Emirates as well as a network of over 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal 2020, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2019, as updated by other reports that the Group files with or furnishes to the SEC. The Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Group has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Group’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Group has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Group’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Group’s core business. Accordingly, the Group believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Group’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Group’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Group; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Group’s core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivising management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years.

Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Group’s operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditures for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Group’s cash flows as it provides detail of the amount of cash the Group generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the commentary constitute pro-forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0840 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at June 30, 2019.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	521,735	456,822	37,045	32,436
Cost of sales	(178,914)	(151,062)	(12,703)	(10,726)
Gross profit	342,821	305,760	24,342	21,710
Other income/(expenses) - net	244	(12)	17	(1)
Operating expenses	(261,252)	(238,024)	(18,550)	(16,900)
-Sales and marketing	(51,488)	(46,856)	(3,656)	(3,327)
-Administration and other charges	(209,764)	(191,168)	(14,894)	(13,573)
Operating profit	81,813	67,724	5,809	4,809
Finance income/(costs) - net	1,070	155	76	11
-Finance income	3,972	2,678	282	190
-Finance costs	(2,902)	(2,523)	(206)	(179)
Profit before taxation	82,883	67,879	5,885	4,820
Taxation	(16,198)	(53,445)	(1,150)	(3,795)
Profit for the period	66,685	14,434	4,735	1,025

Attributable to:
Owners of the parent	66,684	14,434	4,735	1,025
Non-controlling interests	1	*	*	*
	66,685	14,434	4,735	1,025
*	Amounts less than R1,000/$1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
	June 30,	March 31,	June 30,	March 31,
Figures are in thousands unless otherwise stated	2019	2019	2019	2019
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	455,002	457,446	32,306	32,480
Intangible assets	958,034	955,646	68,023	67,853
Deferred tax assets	52,298	51,666	3,713	3,668
Capitalized commission assets	56,508	54,066	4,012	3,839
Total non-current assets	1,521,842	1,518,824	108,054	107,840

Current assets
Assets classified as held for sale (Note 7)	17,058	17,058	1,211	1,211
Inventory	52,665	51,263	3,739	3,640
Trade and other receivables	433,801	376,475	30,801	26,731
Taxation	14,592	24,119	1,036	1,713
Restricted cash	30,667	20,187	2,177	1,433
Cash and cash equivalents	344,655	383,443	24,471	27,225
Total current assets	893,438	872,545	63,435	61,953

Total assets	2,415,280	2,391,369	171,489	169,793

EQUITY
Stated capital	786,633	786,633	55,853	55,853
Other reserves	58,150	83,212	4,129	5,908
Retained earnings	926,026	881,819	65,750	62,611
Equity attributable to owners of the parent	1,770,809	1,751,664	125,732	124,372
Non-controlling interest	12	13	1	1
Total equity	1,770,821	1,751,677	125,733	124,373

LIABILITIES
Non-current liabilities
Deferred tax liabilities	137,304	139,049	9,749	9,873
Provisions	2,105	2,226	149	158
Recurring commission liability	1,304	1,798	93	128
Capitalized lease liability	33,630	31,183	2,388	2,214
Total non-current liabilities	174,343	174,256	12,379	12,373

Current liabilities
Trade and other payables	407,533	399,869	28,934	28,391
Capitalized lease liability	9,396	10,745	667	763
Taxation	11,964	2,511	849	178
Provisions	20,515	22,049	1,457	1,566
Bank overdraft	20,708	30,262	1,470	2,149
Total current liabilities	470,116	465,436	33,377	33,047

Total liabilities	644,459	639,692	45,756	45,420

Total equity and liabilities	2,415,280	2,391,369	171,489	169,793

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	92,102	22,027	6,539	1,564
Net financing income	1,753	1,569	124	111
Taxation paid	(2,921)	(838)	(207)	(60)
Net cash generated from operating activities	90,934	22,758	6,456	1,615

Cash flows from investing activities
Capital expenditure	(80,047)	(78,306)	(5,684)	(5,560)
Proceeds on sale of property, plant and equipment	415	41	29	3
Decrease in restricted cash	855	305	61	22
Increase in restricted cash	(11,444)	(728)	(813)	(52)
Net cash used in investing activities	(90,221)	(78,688)	(6,407)	(5,587)

Cash flows from financing activities
Dividends paid to Company’s shareholders (Note 10)	(22,344)	(16,906)	(1,586)	(1,200)
Repayment of capitalized lease liability	(2,896)	(2,194)	(206)	(156)
Net cash used in financing activities	(25,240)	(19,100)	(1,792)	(1,356)
Net decrease in cash and cash equivalents	(24,527)	(75,030)	(1,743)	(5,328)
Net cash and cash equivalents at the beginning of the period	353,181	290,538	25,076	20,629
Exchange (losses)/gains on cash and cash equivalents	(4,707)	10,085	(332)	717
Net cash and cash equivalents at the end of the period	323,947	225,593	23,001	16,018

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands except for subscribers	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Total revenue	521,735	456,822	37,045	32,436
Subscription revenue	454,953	390,389	32,303	27,719
Hardware revenue	55,482	56,531	3,939	4,014
Driver training, installation and other revenue	11,300	9,902	803	703
Adjusted EBITDA	154,755	126,442	10,989	8,978
Cash and cash equivalents	344,655	256,374	24,471	18,203
Net cash (1)	323,947	225,593	23,001	16,018
Capital expenditure incurred	81,622	82,744	5,796	5,875
Property, plant and equipment expenditure (2)	53,205	64,123	3,778	4,553
Intangible asset expenditure	28,417	18,621	2,018	1,322
Total development costs incurred	33,595	34,108	2,385	2,421
Development costs capitalized	17,650	17,245	1,253	1,224
Development costs expensed within administration and other charges	15,945	16,863	1,132	1,197
Subscribers (number)	766,888	691,922	766,888	691,922
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)	Excludes non-cash additions related to right-of-use assets recognized due to the application of IFRS 16 Leases. The application of IFRS 16 during the quarter resulted in the recognition of right-of-use assets of R5.3 million or $0.4 million (first quarter of fiscal 2019 R7.2 million or $0.5 million).

Notes to condensed consolidated income statement, statement of financial position, statement of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statement of financial position, income statement and statement of cash flows included in these financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2019.

The results have not been audited or reviewed by the Group’s external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2019 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0840 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2019. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.12	0.03	0.01	#
Diluted (R/$)	0.12	0.02	0.01	#
Earnings per American Depositary Share
Basic (R/$)	2.97	0.64	0.21	0.05
Diluted (R/$)	2.88	0.62	0.20	0.04
Adjusted earnings per share
Basic (R/$)	0.11	0.09	0.01	0.01
Diluted (R/$)	0.10	0.08	0.01	0.01
Adjusted earnings per American Depositary Share
Basic (R/$)	2.69	2.16	0.19	0.15
Diluted (R/$)	2.61	2.08	0.19	0.15
Ordinary shares ('000)(1)
In issue at June 30	562,471	564,625	562,471	564,625
Weighted average	562,060	564,465	562,060	564,465
Diluted weighted average	579,241	586,627	579,241	586,627
American Depositary Shares ('000)(1)
In issue at June 30	22,499	22,585	22,499	22,585
Weighted average	22,482	22,579	22,482	22,579
Diluted weighted average	23,170	23,465	23,170	23,465
#	Amounts less than $0.01
(1)	June 30, 2019 and June 30, 2018 figures exclude 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

4. Reconciliation of Adjusted Earnings
Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	66,684	14,434	4,735	1,025
Net foreign exchange (gains)/losses	(683)	231	(48)	16
IFRS 2 charge on performance share awards	3,203	—	227	—
Income tax effect on the above components	(8,619)	34,082	(612)	2,420
Adjusted earnings attributable to owners of the parent	60,585	48,747	4,302	3,461

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.12	0.03	0.01	#
Net foreign exchange (gains)/losses	#	#	#	#
IFRS 2 charge on performance share awards	0.01	—	#	—
Income tax effect on the above components	(0.02)	0.06	#	#
Basic adjusted earnings per share (R/$)	0.11	0.09	0.01	0.01

Adjusted earnings per share
-basic (R/$)	0.11	0.09	0.01	0.01
-diluted (R/$)	0.10	0.08	0.01	0.01

Adjusted earnings per American Depositary Share
-basic (R/$)	2.69	2.16	0.19	0.15
-diluted (R/$)	2.61	2.08	0.19	0.15
#	Amount less than R0.01/$0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	154,755	126,442	10,989	8,978
Add:
Net profit on sale of property, plant and equipment and intangible assets	76	22	5	2
Decrease in restructuring costs provision	—	22	—	2
Less:
Depreciation (1)	(51,011)	(40,659)	(3,622)	(2,887)
Amortization (2)	(17,211)	(16,095)	(1,222)	(1,143)
Equity-settled share-based compensation costs	(4,796)	(2,008)	(341)	(143)
Operating profit	81,813	67,724	5,809	4,809
Add: Finance income/(costs) - net	1,070	155	76	11
Less: Taxation	(16,198)	(53,445)	(1,150)	(3,795)
Profit for the period	66,685	14,434	4,735	1,025
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months	Three months
	ended	ended
	June 30,	June 30,
	2019	2018
	Unaudited	Unaudited
Adjusted EBITDA margin	29.7%	27.7%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.0%
Decrease in restructuring costs provision	—	0.0%
Less:
Depreciation	(9.8%)	(9.0%)
Amortization	(3.3%)	(3.5%)
Equity-settled share-based compensation costs	(0.9%)	(0.4%)
Operating profit margin	15.7%	14.8%
Add: Finance income/(costs) - net	0.2%	0.0%
Less: Taxation	(3.1%)	(11.6%)
Profit for the period margin	12.8%	3.2%

7. Assets Classified as Held for Sale

The assets classified as held for sale relate to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. MiX Telematics has concluded agreements pertaining to a Broad-Based Black Economic Empowerment (“B-BBEE”) transaction in which the sale of this property is included, refer below for additional information. The transaction was subject to certain conditions precedent which were fulfilled on May 17, 2019. The sale and leaseback of this of this property will be recognized during the second quarter of fiscal 2020 as the transfer of this property was concluded on July 25, 2019.

B-BBEE Property Transaction

MiX has concluded a B-BBEE transaction which involves the following:

  Acquiring Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand (“the Midrand property”) for R44.0 million ($3.1 million) from TPF Investments (Pty) Ltd (“TPF”), which Midrand property is currently being leased from TPF. TPF is an associate of Robin Frew, the non-executive Chairperson of MiX Telematics and therefore the acquisition is a small related party transaction under the JSE Listings Requirements.
  In a back-to-back transaction, selling the Midrand property for R44.0 million ($3.1 million), as well as the Group’s property in Stellenbosch currently classified as held for sale (discussed above) for R23.5 million ($1.7 million) to Black Industrialists Group Property Management Company (Pty) Ltd (“BIG”). The Group will also provide loan funding to BIG for R9.0 million ($0.6 million). R4.3 million ($0.3 million) of the loan funding relates to the Midrand property. Since the terms of the loan are not market-related, the fair value of the loan on day one will be less than its face value, resulting in a day one loss of R1.0 million ($0.1 million). This loss has been recognized in Q1 2020 as the conditions precedent have been fulfilled and the Group has a firm commitment to provide the loan funding. The remaining R4.7 million ($0.3 million) of the loan funding relates to the Stellenbosch property.
  Leasing both properties from BIG for an initial period of 5 years with an option to renew the lease for a further 5 years period.

No accounting loss is anticipated on the sale and leaseback of the Stellenbosch property, which will be recognized during the second quarter of fiscal 2020 as the transfer of this property to BIG was concluded on July 25, 2019.

8. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	90,934	22,758	6,456	1,615
Capital expenditure	(80,047)	(78,306)	(5,684)	(5,560)
Free cash flow	10,887	(55,548)	772	(3,945)

9. Share Repurchase

As of May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($19.2 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

No purchases were made under the share repurchase program during the first quarter of fiscal year 2020.

Fiscal 2018

During fiscal 2018, the following purchases were made under the share repurchase program:

Figures are in thousands unless otherwise stated				South African Rand
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

Figures are in thousands unless otherwise stated				United States Dollar
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	0.26	5,015,660	1,325	17,845
	5,015,660		5,015,660	1,325	17,845

Fiscal 2019

During fiscal 2019, the following purchases were made under the share repurchase program:

Figures are in thousands unless otherwise stated				South African Rand
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
October 2018	9,157,695	8.03	9,157,695	73,548	177,786
	9,157,695		9,157,695	73,548	177,786

Figures are in thousands unless otherwise stated				United States Dollar
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
October 2018	9,157,695	0.57	9,157,695	5,222	12,623
	9,157,695		9,157,695	5,222	12,623

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

10. Dividend Paid

In respect of the fourth quarter of fiscal year 2019 which ended on March 31, 2019, a dividend of 4 South African cents (0.3 U.S. cents) per ordinary share was declared during the period and paid on June 3, 2019. In respect of the fourth quarter of fiscal year 2018, a dividend of 3 South African cents or 0.2 U.S. cents per share was paid on June 4, 2018.

11. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R37.9 million ($2.7 million). No loss is considered probable under this arrangement.

Competition Commission of South Africa matter

On April 15, 2019 the Competition Commission of South Africa (“Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contends that the Group and a number of our channel partners have engaged in market division. Should the Tribunal rule against MiX Telematics, the Group may be liable to an administrative penalty in terms of the Competition Act, No. 89 of 1998. The Group had cooperated fully with the Commission during its preliminary investigation. We cannot predict the timing of a resolution or the ultimate outcome of the matter, however, the Group and our external legal advisers continue to believe that we have consistently adhered to all applicable laws and regulations and that the referral from the Commission is without merit. We have therefore not made any provisions for this matter as yet.

12. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R25.4 million ($1.8 million) in respect of S11D deductions, of which R1.1 million ($0.1 million) was recognized in the quarter ended June 30, 2019. R22.6 million ($1.6 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at June 30, 2019.

13. Dividend Declared

The Board declared in respect of the first quarter of fiscal year 2020, which ended on June 30, 2019, a dividend of 4 South African cents (0.3 U.S. cents) per ordinary share to be paid on Monday, August 26, 2019.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Tuesday, August 20, 2019
Securities trade ex dividend	Wednesday, August 21, 2019
Record date	Friday, August 23, 2019
Payment date	Monday, August 26, 2019

Share certificates may not be dematerialized or rematerialized between Wednesday, August 21, 2019 and Friday, August 23, 2019, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 4 South African cents per ordinary share;
  the net local dividend amount is 3.2 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 602,470,584 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.
The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Thursday, August 22, 2019
Record date	Friday, August 23, 2019
Approximate date of currency conversion	Monday, August 26, 2019
Approximate dividend payment date	Tuesday, September 10, 2019

14. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ending June 30, 2019.

	South African Rand
	Three months ended
Figures are in thousands (Unaudited)
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018	2018	2018	2017	2017
Total development costs incurred	33,595	31,543	32,707	33,983	34,108	30,488	32,336	34,167
Development costs capitalized	17,650	17,189	17,907	17,571	17,245	16,543	15,996	16,148
Development costs expensed within administration and other charges	15,945	14,354	14,800	16,412	16,863	13,945	16,340	18,019
	United States Dollar
	Three months ended
Figures are in thousands (Unaudited)
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018	2018	2018	2017	2017
Total development costs incurred	2,385	2,239	2,322	2,413	2,421	2,165	2,296	2,426
Development costs capitalized	1,253	1,220	1,271	1,248	1,224	1,175	1,136	1,147
Development costs expensed within administration and other charges	1,132	1,019	1,051	1,165	1,197	990	1,160	1,279

15. Changes to the Board

John Granara has been appointed as Chief Financial Officer (“CFO”) and Executive Vice President, effective July 8, 2019. John Granara will succeed Paul Dell, who has filled the role of interim CFO since early 2017 and who resigned from the Board as interim CFO and Director of the Company with effect from July 8, 2019. Paul will continue at MiX Telematics in an alternative senior role.

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns*# (Lead Independent Director), JR Granara (CFO), F Futwa*# , IV Jacobs*# , F Roji-Maplanka*# , CWR Tasker, AR Welton*#
* Non-executive
# Independent

Contacts

Investors:
Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

August 1, 2019

JSE sponsor
Java Capital